

















Cody Hanson · 3rd

Co-Founder & COO at OpenGrants

Gardnerville, Nevada, United States · Contact info

500+ connections

opengrants.io

California Polytechnic State University-San Luis Obispo

Experience

Chief Operating Officer
opengrants.io · Full-time
Oct 2020 – Present · 1 yr 4 mos
Sacramento, California, United States

Singularity University
2 yrs 4 mos

Head of Virtual Events
Full-time
Apr 2020 – Sep 2020 · 6 mos
Mountain View, California, United States

Senior Marketing Manager
Full-time
Jun 2018 – Apr 2020 · 1 yr 11 mos

Co-Founder & Advisor
opengrants.io
Aug 2017 – Jun 2020 · 2 yrs 11 mos
Sacramento, California Area

Director of Content
Blue Truck Studios
Jul 2016 – Dec 2017 · 1 yr 6 mos
Carnelian Bay, CA

Lead content marketing for Singularity University Summits (client).
Source and pitch prospective clients for Blue Truck Studios.
Manage a team of developers, designers and social media strategists.
http://bluetruckstudios.co

Vail Resorts
2 yrs 7 mos

Brand Marketing Manager, Northstar California Resort
Jul 2015 – Jul 2016 · 1 yr 1 mo
Truckee, CA

Led the brand strategy for Northstar. Responsibilities included creative direction for advertising and resort signage, media planning, overall strategic direction, and partnerships. Worked with teams at GoPro, Specialized, YouTube, QBP, and other major brands to execute cross-promotional initiatives and events. Served on a small, high-performing, creat ...see more

Digital Marketing Specialist
Jan 2014 – Jul 2015 · 1 yr 7 mos
Northstar California Resort

Manage Northstar's Facebook, Twitter & Instagram channels.
Copywrite and creative direct Northstar's print and digital advertising.
Manage content at northstarcalifornia.com.
Contribute to long-term marketing strategy and brand development.

Show 5 more experiences

Education

California Polytechnic State University-San Luis Obispo
Business Administration, Marketing, Graphic Communications, Environmental Studies
2007 – 2011
Activities and Societies: Penguins Motorcycle Club, Poly Escapes, Trail Runners

Licenses & certifications

Programming for Everybody (Getting Started with Python)
Coursera
Issued Sep 2017 · No Expiration Date
Credential ID 9NCA6CX9RD8F

See credential